UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kid Castle Educational Corporation
(Name of Issuer)

Common Stock $0.00 Par Value
 (Title of Class of Securities)

49375K 10 9
(CUSIP Number)

Carter Mackley
K&L Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 June 17, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Suang-Yi Pai
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,267,337
	8.	Shared Voting Power 3,841,377(1)
	9.	Sole Dispositive Power 2,267,337
	10.	Shared Dispositive Power 3,841,377(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,841,377(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8 percent
14.	Type of Reporting Person (See Instructions) IN
 (1) Mr. Suang-Yi Pai owns 2,267,337 shares of the Issuer’s Common Stock, his spouse, Su-Mei Pai Lu, owns 1,172,040 shares, and each of his three children , Chia-Yun Pai, Chi-Hung Pai, and Ching-Hung Pai, own 134,000 shares.

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Min-Tan Yang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,675,538
	8.	Shared Voting Power 16,255,538(1)
	9.	Sole Dispositive Power 14,675,538
	10.	Shared Dispositive Power 16,255,538 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,255,538(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2 percent
14.	Type of Reporting Person (See Instructions) IN
 (1) Mr. Min-Tan Yang owns 14,675,538 shares of Issuer’s Common Stock and his spouse, Ms. Yu Pin Shen, owns 1,580,000 shares.

Item 1.	Security and Issuer

This statement relates to the shares of common stock, no par value (the “Common Shares”), of Kid Castle Educational Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan R.O.C.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by Suang-Yi Pai (“Mr. Pai”) and Min-Tan Yang (“Mr. Yang”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  Neither the present filing nor anything contained herein shall be construed as an admission that Mr. Pai or Mr. Yang constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

(b)-(c) Mr. Pai, a natural person, is the Chairman of the Board of the Issuer.  The address of his principal office and principal place of business is 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan R.O.C.

Mr. Yang, a natural person, is the Chief Executive Officer of the Issuer.  The address of his principal office and principal place of business is 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan R.O.C.

(d)  During the last five years, neither of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Both Reporting Persons are citizens of the Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

In the fourth quarter of 2005, Mr. Yang invested approximately $1,050,000 in the Issuer, and third parties procured by Mr. Pai invested approximately $750,000 in the Issuer. The third parties later assigned their investment to Mr. Pai. The original understanding was that the investment would be for the Issuer’s common stock, with the price of the stock to be based on a mutually agreed value of the Issuer at the end of 2005, after the Reporting Persons had an opportunity to fully investigate the company’s financial status. Due to delays in that process, the Issuer and the Reporting Persons agreed to treat their investments as short-term loans, due in three months, with a per annum interest rate of 7%. The maturity dates of the loans were extended in February, May and August 2006. As of December 28, 2006, the outstanding principle on the loans was $407,725 for Mr. Pai and $840,789 for Mr. Yang, and $1,248,514 combined.

Effective December 28, 2006, the Issuer entered into a loan settlement and conversion agreement with the Reporting Persons. Pursuant to the loan settlement and conversion agreement, the Issuer and the Reporting Persons agreed to convert a portion of the loans to stock at a conversion price of $0.15 per share and to issue promissory notes for the remaining amount. Accordingly, Mr. Pai received 2,000,297 shares and Mr. Yang received 4,000,000 shares.

The loan settlement and conversion agreement and issuance of stock and residual promissory notes to Messrs. Pai and Yang was approved by a committee of the board of directors comprised of directors who were not interested in the transaction and who constitute a majority of the board. In approving the transaction, the independent committee relied in part on a valuation of the company prepared by an outside financial advisor.

On July 25, 2008, Mr. Yang purchased 10,000 shares of the Issuer’s common stock for cash for $0.25 per share from an individual shareholder in a private transaction. On February 5, 2009, Mr. Pai sold 1,000,000 shares of the Issuer’s common stock to Mr. Yang for cash for $0.15 per share. On March 19, 2009, Ms. Yu Pin Shen, who is Mr. Yang’s spouse, purchased 1,080,000 shares of the Issuer’s common stock for cash for $0.15 per share from an individual shareholder in a private transaction.

On June 17, 2009, Mr. Yang purchased 5,000,000 shares of the Issuer’s common stock for $0.18 per share for an aggregate purchase price of $900,000. The purpose of the stock purchase was to finance the Issuer’s plan to take the Issuer private. The stock purchase and the privatization plan are described more fully in the Issuer’s Report on Form 8-K filed with the Commission on June 18, 2009. Mr. Yang’s stock purchase was approved by a committee of the board of directors comprised of directors who had no financial interest in the transaction. In approving the stock purchase, the independent committee relied in part on a valuation of the fair value of the Issuer’s stock prepared by an outside financial advisor.

Item 4.	Purpose of Transaction

The Reporting Persons originally made an investment in Issuer with intent to gain control of the Issuer’s operations.   The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Common Shares  for investment; (ii) disposing of all or a portion of the Common Shares in the open market, if such open market exists, or in privately-negotiated transactions; (iii) acquiring additional Common Shares in the open market, if such market exists, or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Shares, if a market for the Common Shares exists.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Shares and the Issuer’s prospects.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) any action similar to those enumerated above.

At the current time, the Reporting Persons as shareholders of the Issuer have approved a privatization transaction the purpose of which is to decrease the number of the Issuer’s registered shareholders to below 300 so that the Issuer may deregister from its reporting obligations under the Exchange Act.  In conjunction with the privatization, the Issuer’s common stock will no longer be quoted on the OTCBB.  On June 17, 2009, Mr. Yang purchased 5,000,000 shares of the Issuer’s common stock for $0.18 per share for an aggregate purchase price of $900,000 cash.  The purpose of the stock purchase was to finance the Issuer’s plan to take the company private.  Mr. Yang’s stock purchase was approved by a committee of the board of directors comprised of directors who had no financial interest in the transaction. In approving the stock purchase, the independent committee relied in part on a valuation of the fair value of the Issuer’s stock prepared by an outside financial advisor.

Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Shares beneficially owned by Messrs. Pai and Yang.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  See Item 3 for a description of the issuance of shares to the Reporting Persons.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Pai and Mr. Yang do not have an explicit understanding or agreement as to the voting, ownership, or disposition of the Issuer’s common stock.  However, Mr. Pai and Mr. Yang have, and may again in the future, from time to time, consulted with one another when voting their shares or otherwise exercising their share ownership.  Mr. Pai and Mr. Yang have an agreement to Jointly File Schedule 13D reports, which agreement was filed as an exhibit to the original Schedule 13D filed by Mr. Pai and Mr. Yang on January 31, 2007.

Mr. Pai’s wife, Su-Mei Pai Lu, owns 1,172,040 shares of the Issuer’s Common Stock and Mr. Pai’s children, Chia-Yun Pai, Chi-Hung Pai, and Ching-Hung Pai, own a combined 402,000 shares of Issuer’s Common Stock.

Mr. Yang’s wife owns 1,580,000 shares of the Issuer’s Common Stock.

Together, Mr. Pai, Mr. Yang, and their respective family members beneficially own 20,096,915 shares, or 67.0 percent, of the Issuer’s Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Agreement Between Mr. Suang-Yi Pai and Mr. Min-Tan Yang to Jointly File Schedule 13D (incorporated by reference to Schedule 13D filed by the Reporting Persons on January 31, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2009

/s/ Min-Tan Yang
Min-Tan Yang

August 26, 2009

/s/ Suang-Yi Pai
Suang-Yi Pai